FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of October 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Sankyo Completes Acquisition of Majority Interest in SCD Co., Ltd., South Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on October 2, 2012, in Kyoto, Japan

Nidec Sankyo Completes Acquisition of Majority Interest in

SCD Co., Ltd., South Korea

Nidec Corporation (NYSE: NJ)(the “Company”) today announced that Nidec Sankyo Corporation (“Sankyo”), one of its subsidiary companies, has completed the acquisition of a 51.42% ownership interest in SCD Co., Ltd. (the “Acquired Business” or “SCD”), a South Korean motor and motor drive unit (“MDU”) manufacturer, on October 2, 2012.  As a result, the Acquired Business became a subsidiary of Sankyo, as outlined below.

1. Outline of the Acquired Business

A.

Company Name
SCD Co., Ltd.

B.

Capital Structure
Sankyo holds a 51.42% ownership interest in SCD and, as a result, SCD became a subsidiary of Sankyo.

C.

Outline of SCD

(1)

Directors:

Chairman of the Board of Directors:	Yoshihiko Nakajima (President, MDU Business, Sankyo)
Director and Chief Executive Officer:	Gil ho, Oh
Director and Chief Operating Officer:	Seong man, Lim (Executive Vice President, Nidec Sankyo Korea Corporation)
Director and Chief Financial Officer:	Young soo, Cho
Director:	Kazutake Akiba (Member of The Board Senior Vice President, Sankyo)
[Outside] Director:	Chang wook, Han
[Outside] Director:	Tae soo, Lee
Auditor	Hyoung kyun, Na

(2)

Address:

31-6 Buk-ri, Namsa-myeon, Cheoin-gu, Youngin, Gyeonggi, South Korea

(3)

Principal Businesses:

Development, manufacturing and sale of motor drive units for refrigerators and motors for air conditioners

(4)

Employees:

341

2. Future Operation Policy and Investment Plan

SCD mainly develops, manufactures and sells motor drive units for refrigerators and motors for air conditioners, and has strong business relations with South Korean home appliance manufacturers whose presence has been growing in emerging economies.  Sankyo develops, manufactures and sells a wide range of motor drive units for home appliances and housing and facility equipment as part of its MDU business, whose primary strength is its rich product line-up consisting mostly of high-end models.  Sankyo’s main customers are in Japan, Europe, the United States, China and ASEAN countries, while Sankyo’s access to South Korean home appliance manufacturers has been limited.

Through the acquisition, Sankyo expects to gain an opportunity to enter into business with South Korean home appliance manufacturers that have a strong presence in emerging economies, and seeks to expand sales of its rich product line-up.  Specifically, Sankyo aims to increase sales by collaborating with SCD in distributing units for home appliances (excluding refrigerators), housing and facility equipment, and bathroom products to South Korean home appliance manufacturers.

In addition, Sankyo expects to be able to enhance its product line-up by adding SCD’s line-up of low-cost products for emerging economies, and seeks to sell SCD products globally through Sankyo’s sales channels, contributing to the Nidec group’s further growth.

3. Effect on Financial Performance for the Current Fiscal Year

Once we determine the impact of the transaction described herein on our financial performance for the current fiscal year, we will make appropriate disclosure pursuant to the applicable rules of the Japanese securities exchanges and announce any changes to our financial performance forecasts as required thereunder.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of the Company, Sankyo, other Nidec group companies or other parties.  Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties.  Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the planned transaction not being realized, shifts in technology or user preferences for particular technologies, and changes in business and regulatory environments.  Neither the Company nor Sankyo undertakes any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

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